April 15, 2014

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:    Moog Inc.
Form 10-K for the Fiscal Year Ended September 28, 2013
Filed November 12, 2013
Form 10-Q for Fiscal Quarter Ended December 28, 2013
Filed January 29, 2014
File No. 1-05129

Dear Mr. O’Brien:

We have reviewed your April 1, 2014 letter regarding your comments on the above-referenced SEC filings. For your convenience, we have included the Staff’s comments in italics before each of our responses.

Form 10-K for Fiscal Year Ended September 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Reserves for Inventory Valuation, page 21

Comment 1:
We note that the reserves for inventory valuation were reduced by $15.7 million during fiscal year 2013 for the write-off and sale of obsolete inventory. We further note that the total amount of reserves for inventory valuation is approximately six times this amount with similar and/or greater trends for fiscal years 2012 and 2011. Please provide us with a comprehensive explanation as to why your reserve balance is so much greater than the amounts being written off during the periods. As part of your response, please quantify the amount of inventory as of September 28, 2013, that is comprised of products that either had no sales during fiscal year 2013 or are considered by management to be slow-moving.

Further, please expand your disclosure in future filings to identify the specific risk elements that management observed in the inventory portfolio.

Response:
We record valuation reserves to provide for slow-moving or obsolete inventory by using both a formula-based method and a specific identification method. We establish a reserve for these products by applying reserve percentages that are based on the age of inventory, measured from their original receipt. In assessing our reserves, we consider overall inventory levels in relation to firm customer backlog as well as forecasted aftermarket sales.

As you noted, our inventory reserve balance is approximately six times the amount of our reductions in the reserves for the inventory valuation during fiscal year 2013. This ratio largely reflects the nature of our aerospace business. Factors driving this relationship include: i) the decades-long aerospace programs on which we participate, ii) the contractually obligated modification or repair cycles, generally on commercial aircraft, for which we are responsible, even though the aircraft is out of production, iii) instances in which we have made purchases above the customer order quantities, generally on electronic parts, in order to protect against component obsolescence, and iv) instances in which it was economically viable to purchase above the customer order quantities, typically in the commercial aftermarket business. Our industrial business also contributes to the high ratio. We service applications that are not regularly upgraded but require continued support. Certain products that are slow moving have long product life cycles, extending beyond the forecasted demand of these products. Therefore, we generally retain reserved inventory for long periods of time. This contributes to high reserve balances relative to the amount of annual inventory write-offs.

As of September 28, 2013, approximately $102 million, or 16% of our gross inventories, has not moved in the last two years and is considered slow-moving by management. Of this amount, we have approximately 64% reserved.

Management has not identified any significant risk elements in the product portfolio that would be required to be disclosed; however, we will continue to monitor our reserve balances and risk elements and expand on future filings as appropriate.

Reviews for Impairment of Goodwill, page 22

Comment 2:
Please expand your discussion of the Medical Devices reporting unit to provide a discussion of the uncertainty associated with the specific, key assumptions that will allow an investor to understand the risks through the eyes of management. Examples would include assumptions in your discounted cash flow model that materially deviate from your historical results and quantified information regarding potential outcomes of divesting the business, where useful and available. Also, discuss the specific, potential events or circumstances surrounding the ongoing business, as well as potential divestiture outcomes that could have a negative effect on the estimated fair value. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:
We believe our discussion of the Medical Devices reporting unit provides the information necessary for an investor to understand the risks through the eyes of management. There are no material deviations in our forecasts relative to historical trends in recent years including sales growth and incremental margin on sales growth. We believe the circumstances that pose a risk are general in nature and include lower than projected sales growth due to a reduction in market share, lower than projected industry growth as well as potential increases in our cost infrastructure. In addition, we are conducting a strategic review of this business and there is a wide range of potential outcomes, each with specific implications. However, we have not quantified each of these potential outcomes. Until we can more confidently assess the likelihood of the various potential outcomes and refine any estimates that we do have, we do not believe this information would be meaningful. We have not included potential divestiture outcomes that could have a negative effect on the estimated fair value as we believe these to be general in nature, rather than specific risks. Accordingly, we believe the information provided in our current disclosure is appropriate.

Consolidated Results of Operations, page 25

Comment 3:
In future filings, please quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. One example is your discussion and analysis of consolidated gross profit in which you identify a favorable change in product mix for three of your reportable segments offset by charges from recent acquisitions without quantifying the impact of each of these factors. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:
In future filings, we will quantify the impact of factors disclosed as materially impacting line items comprising income from continuing operations for each period presented at the consolidated level and the segment level.

Comment 4:
We note that you initiated restructuring plans during fiscal year 2013 that were 8.5% of earnings before income taxes. We further note that you intend to focus on cost reductions during fiscal year 2014 in light of your weaker than planned first quarter of fiscal year 2014 operating results. In future filings, please disclose the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

Response:
We believe the disclosures contained within Note 10 – Restructuring in the Notes to Consolidated Financial Statements adequately provide investors with the required information as specified in ASC 420-10-50-1.

As you noted, we have not disclosed the anticipated future cost savings from our restructuring plans during fiscal year 2013 at the consolidated and reporting segment levels within Management’s Discussion and Analysis of Financial Condition and Results of Operations. However, on a quarterly basis, we provide consolidated and segment level annual operating margin outlooks in Management’s Discussion and Analysis of Financial Condition and Results of Operations. These projections include the actual results and anticipated cost savings from our 2013 restructuring plans. The assessments leading up to our restructuring decisions are made within the context of the overall operations, resulting in a comprehensive outlook of our consolidated and segment results. Accordingly, we believe these quarterly outlooks are more beneficial to financial statement users than the estimated cost savings specifically related to the restructuring activities.

Comment 5:
We note that your total pension expense increased 42.5% for fiscal year 2013 as compared to fiscal year 2012. However, you did not provide investors with an understanding as to why. In future filings, please ensure that you provide investors with an analysis of the material factors impacting the components of income from continuing operations. For pension expense specifically, you could refer to the discussion of assumptions on page 23, and analyze how the changes in assumptions affected the specific financial statement line items in the reported periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will provide an analysis of the material factors impacting the components of income from continuing operations. For pension expense specifically, we will disclose how the changes in assumptions materially affected financial statement line items in the reported periods.

Comment 6:
We note that the retirement liability adjustment within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures in future filings to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Response:
In future filings, we will expand our disclosures to include a comprehensive discussion of how the changes in the material assumptions impacted other comprehensive income.

Capital Structure and Resources, page 35

Comment 7:
In future filings, please clarify that the $496 million of unused borrowing capacity is available without violating any debt covenants, if correct.

Response:
The $496 million of unused borrowing capacity as of September 28, 2013 was available to us without violating any of our U.S. revolving credit facility covenants. In future filings, we will make such a statement, if appropriate.

Contractual Obligations and Commercial Commitments, page 36

Comment 8:
We note that you significantly increased your pension contributions for fiscal year 2013 above the minimum funding requirement and that you anticipate doing the same for fiscal year 2014. In future filings, please explain the factors that contributed to this cash management decision along with the impact to your consolidated financial statements.

Response:
In future filings, we will describe the factors that we considered in making our cash management decision for pension funding. We will include the impact to our consolidated financial statements, if material.

Note 1 – Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 45

Comment 9:
In future filings, please disclose the percentage of revenue recognized using percentage of completion, cost-to-cost method of accounting for all periods presented rather than the most recent period only. Please also address this in Note 17 – Segments for Aircraft Controls.

Response:

In future filings, we will disclose the percentage of revenue recognized using percentage of completion, cost-to-cost method of accounting for all periods presented. We will address this in our Significant Accounting Policies and in our segment footnote.

Note 4 – Inventories, page 50

Comment 10:
In future filings, please provide the disclosures required by Article 5-02.6(d) of Regulation S-X, or clarify that inventories related to long-term contracts is immaterial.

Response:
As of September 28, 2013, our inventories related to long-term contracts were less than 10% of our inventory balance and, therefore, considered immaterial. In future filings, we will disclose that inventories related to long-term contracts were immaterial or provide additional disclosures, as appropriate.

Note 18 – Commitments and Contingencies, page 75

Comment 11:
In future filings, please revise your disclosure to state if the legal proceedings and/or environmental matters are expected to be material to your cash flows in addition to your financial condition and results of operations. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:
In future filings, we will add language to state if the legal proceedings and/or environmental matters are expected to be material to our cash flows in addition to our financial condition and results of operations. If there is at least a reasonable possibility that an incurred loss materially exceeds amounts already recognized, we will either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. No such situations existed that would have affected disclosures in our Form 10-K for the year ended September 28, 2013.

Management’s Report on Internal Control over Financial Reporting, page 77

Comment 12:
Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response:
In future filings, we will clarify that management has conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 1992 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Form 10-Q for Fiscal Quarter Ended December 28, 2013

General

Comment 13:
In future filings, please include disclosures for your loss contingencies in accordance with the guidance in ASC 450-20-50. Please refer to Article 10-01(a)(5) of Regulation S-X for guidance.

Response:
In future filings, we will include disclosures for loss contingencies in accordance with ASC 450-20-50.

Note 3 – Receivables, page 7

Comment 14:
In future filings, please provide the disaggregated disclosures for receivables per Article 5-02.3(c) of Regulation S-X in light of the significance to total current assets and your liquidity.

Response:
In future filings, we will provide disaggregated disclosures for receivables per Article 5-02.3(c) of Regulation S-X presented, similar to the disclosure in our annual reports.

We acknowledge that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the comments in your letter. If you have any questions or require any additional information, please contact me at (716) 652-2000.

Sincerely,

/s/ Donald R. Fishback

Donald R. Fishback
Vice President
Chief Financial Officer

cc:        Jennifer Walter – Moog Inc., Corporate Controller